UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 001-34195

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Layne Christensen Company

Full Name of Registrant

1800 Hughes Landing Blvd., Ste. 700

Address of Principal Executive Office (Street and Number)

The Woodlands, Texas 77380

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The management of Layne Christensen Company (the “Company”) has determined that the Company is unable to file the Annual Report on Form 10-K for the fiscal year ended January 31, 2014 by the prescribed filing deadline (April 16, 2014) without unreasonable effort and expense.

As discussed in prior filings with the Securities and Exchange Commission, the Company’s business has been adversely affected by the continuing global mining exploration slowdown, the harsh weather conditions in much of the U.S. during the winter and into the spring and continuing weak demand for infrastructure projects in Brazil and the U.S., especially by U.S. municipalities. As a result, the Company would not have been in compliance with the minimum EBITDA covenant in its prior credit agreement for the fourth quarter of fiscal year 2014 if certain fiscal year 2014 performance based bonuses were paid. The Company also anticipated that it would not be in compliance with this covenant for the first quarter of fiscal year 2015. As of April 15, 2014, the Company had only $1.5 million of borrowings outstanding, and $32.6 million of letters of credit issued, under its prior credit agreement.

On April 15, 2014, the Company replaced its prior credit agreement with a new $135.0 million asset-backed revolving credit agreement that will provide greater financial flexibility to the Company and will reduce the likelihood of a financial covenant default for the foreseeable future. The Company borrowed $39.0 million under the new credit agreement to cash collateralize the letters of credit issued under its prior credit agreement, to pay fees and expenses related to the new credit agreement and for general working capital purposes. The Company’s senior management, finance and legal teams devoted substantial time and effort over the past 45 days to negotiate and close the new credit agreement. In addition, during this time, management evaluated the likelihood of one or more covenant defaults under the prior credit agreement as discussed above and the resulting disclosure changes that would be required. As a result, the Company requires additional time to finalize its financial statements and related disclosures.

The new asset-backed revolving credit agreement is described in greater detail in the Company’s Form 8-K filed on April 16, 2014.

The Company intends to file its Form 10-K within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

James R. Easter		(281) 475-2600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its Form 10-K for the year ended January 31, 2014 will contain results of operations that reflect a significant change from the year ended January 31, 2013, due to a substantial increase in net loss for the year ended January 31, 2014 as compared to the same period in 2013. The increase in net loss was primarily due to the global weakness experienced in the mining exploration industry and continuing weak demand in the U.S. and South America for infrastructure projects. The exact impact will not be known until the Company’s financial statements for the year ended January 31, 2014 are completed.

Forward Looking Statements

This Form 12b-25 includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. These forward-looking statements include statements regarding the likelihood of future defaults under the Company’s credit facilities, the timing for filing the Company’s Form 10-K for fiscal year 2014 and the disclosures anticipated to be included in the Form 10-K. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including but not limited to: the outcome of the ongoing internal investigation into, among other things, the legality, under the FCPA and local laws, of certain payments to agents and other third parties interacting with government officials in certain countries in Africa relating to the payment of taxes, the importing of equipment and the employment of expatriates (including any government enforcement action which could arise out of the matters under review or that the matters under review may have resulted in a higher dollar amount of payments or may have a greater financial or business impact than management currently anticipates), prevailing prices for various commodities, the duration of the current slowdown in the mineral exploration market, unanticipated slowdowns in Layne’s major markets, the availability of credit, the risks and uncertainties normally incident to the construction industry, the timing for the completion of the existing unprofitable contracts in Heavy Civil, the ability to successfully obtain profitable contracts in Heavy Civil and Energy Services, the impact of competition, the effectiveness of operational changes expected to increase efficiency and productivity and reduce costs, worldwide economic and political conditions and foreign currency fluctuations that may affect worldwide results of operations. Many of the factors that will determine these items are beyond Layne’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. The reader is cautioned not to rely on these forward-looking statements. Other risks and uncertainties are described in detail in Exhibit 99.1 to the Company’s Form 8-K filed November 5, 2013, the Company’ Annual Report on Form 10-K for the year ended January 31, 2013, and in the Company’ subsequently filed Quarterly Reports on Form 10-Q, each as filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update any such forward-looking statements.

Layne Christensen Company

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 17, 2014	By:	/s/ James R. Easter
James R. Easter
Senior Vice President & Chief Financial Officer